Exhibit 99.1

Atlas Corp. Announces Full Redemption of

Its Series I Preferred Shares

Full Redemption Of Its Fixed-To-Floating Rate Cumulative Redeemable Perpetual Preferred Shares – Series I

LONDON, UK, Oct. 12, 2023 — Atlas Corp. (the “Company” or “Atlas”) today announced that it will redeem all outstanding shares of its Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares, Series I, par value of $0.01 per share (the “Series I Preferred Shares”).

All six million outstanding shares of the Series I Preferred Shares (CUSIP: Y0436Q158) will be redeemed at a price of $25.00 per share of Series I Preferred Shares on October 30, 2023 (the “Redemption Date”). The related notice of redemption will be deemed effective as of October 13, 2023.

Regular dividends on the outstanding shares of the Series I Preferred Shares of $0.50 per share will be paid in cash separately on October 30, 2023, to holders of record as of the close of business on October 27, 2023, in the customary manner. Accordingly, the redemption price for the Series I Preferred Shares will not include any accrued and unpaid dividends. Unless the Company defaults in the payment of the Redemption Price, on and after the Redemption Date, all shares of Series I Preferred Shares will no longer be deemed outstanding, and no further dividends will be declared or payable (and all dividends will cease to accrue) on the Series I Preferred Shares.

The Series I Preferred Shares are held through The Depository Trust Company (“DTC”) and will be redeemed in accordance with the procedures of DTC. Payment to DTC for the Series I Preferred Shares will be made by Equiniti Trust Company, LLC, the Company’s redemption agent (the “Redemption Agent”), in accordance with the terms set forth in the Redemption Agent Agreement that governs the redemption of the Series I Preferred Shares. All questions about the notice of redemption and related materials should be directed to the Redemption Agent at the following address and phone number:

Equiniti Trust Company, LLC

Attn: Corporate Actions

6201 15th Avenue

Brooklyn, New York 11219

Tel: (718) 921-8317

This press release does not constitute a notice of redemption under the statement of designation governing the Series I Preferred Shares and is qualified in its entirety by reference to the notice of redemption issued by the Company to the Redemption Agent.

Forward-Looking Statements

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “will”, “believe”, “intend”, “plan”, “expect”, “estimate”, “project”, “forecast”, and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current expectations only as of the date of this release. As a result, you are cautioned not to rely on any forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, they are subject to risks and uncertainties. These risks and uncertainties include but are not limited to factors detailed from time to time in our periodic reports and filings with the Securities and Exchange Commission, including Atlas Corp.’s Annual Report on Form 20-F for the year ended December 31, 2022. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of any of our securities.

About Atlas Corp.

Atlas is a leading global asset management company, differentiated by its position as a best-in-class owner and operator with a focus on disciplined capital deployment to create sustainable shareholder value. We target long-term, risk-adjusted returns across high-quality infrastructure assets in the maritime sector, energy sector and other infrastructure verticals. For more information visit atlascorporation.com.

Investor Inquiries:

Michelle Cho

Investor Relations

Atlas Corp.

Tel. +1-888-829-0013

Email: IR@atlascorporation.com